Exhibit 12.1
Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On					Six Months Ended
	January 28,	February 3,	February 2,	February 1,	January 30,	August 1,	July 31,
	2005	2006	2007	2008	2009	2008	2009
Earnings:
Earnings Before Income Taxes	$3,520	$4,496	$4,998	$4,511	$3,506	$2,470	$1,976
Add: Fixed Charges	310	340	344	424	479	245	234
Less: Capitalized Interest	(28)	(28)	(32)	(65)	(36)	(15)	(8)
Adjusted Earnings	$3,802	$4,808	$5,310	$4,870	$3,949	$2,700	$2,202

Fixed Charges:
Interest Expense(1)	$220	$231	$238	$301	$346	$178	$166
Rental Expense(2)	90	109	106	123	133	67	68
Total Fixed Charges	$310	$340	$344	$424	$479	$245	$234

Ratio of Earnings to Fixed Charges	12.3	14.1	15.4	11.5	8.2	11.0	9.4

(1) Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

(2) The portion of rental expense that is representative of the interest factor in these rentals.